Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

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2

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yamana Gold Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte LLP have full and free access to the Audit Committee.

“Peter Marrone”            “Charles B. Main”

Chairman and                 Executive Vice President, Finance and
Chief Executive Officer             Chief Financial Officer

February 18, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yamana Gold Inc.

We have audited the accompanying consolidated financial statements of Yamana Gold Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statement of operations, comprehensive income, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Yamana Gold Inc. and subsidiaries as at December 31, 2013 and December 31, 2012, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/S/ Deloitte LLP

Chartered Accountants
February 18, 2014
Vancouver, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yamana Gold Inc.

We have audited the internal control over financial reporting of Yamana Gold Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 18, 2014 expressed an unqualified opinion on those financial statements.

/S/ Deloitte LLP

Chartered Accountants
February 18, 2014
Vancouver, Canada

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

(In thousands of United States Dollars except for shares and per share amounts)	2013	2012
Revenue	$1,842,682	$2,336,762
Cost of sales excluding depletion, depreciation and amortization (Note 24)	(900,789)	(831,754)
Gross margin	941,893	1,505,008
Depletion, depreciation and amortization	(401,115)	(383,738)
Mine operating earnings	540,778	1,121,270

Expenses
General and administrative	(135,320)	(145,856)
Exploration and evaluation	(30,151)	(58,049)
Equity earnings from associate (Note 12)	(3,905)	50,642
Other operating expenses	(78,073)	(99,340)
Impairment of mining properties and goodwill (Notes 4, 11, 12 and 14)	(682,273)	—
Operating earnings	(388,944)	868,667
Finance income (Note 26)	25,086	4,079
Finance expense (Note 26)	(31,383)	(57,618)
Net finance expense	(6,297)	(53,539)

(Loss)/earnings before taxes	(395,241)	815,128
Income tax expense (Note 29)	(79,110)	(373,064)
Net (loss)/earnings	$(474,351)	$442,064
Attributable to:
Yamana Gold Inc. equity holders	$(446,247)	$442,064
Non-controlling interests	(28,104)	—
	$(474,351)	$442,064
Net (loss)/earnings per share attributable to Yamana Gold Inc. equity holders - basic and diluted	$(0.59)	$0.59

Weighted average number of shares outstanding (Note 20(b))
Basic	752,697	748,095
Diluted	752,697	749,591
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31,

(In thousands of United States Dollars)	2013	2012
Net (loss)/ earnings	$(474,351)	$442,064

Other comprehensive (loss)/income, net of taxes (Note 21(a))
Items that may be reclassified subsequently to profit or loss:
- Net change in unrealized gains on available-for-sale securities	365	15,736
- Net change in fair value of hedging instruments	(51,449)	(8,559)
Total other comprehensive (loss)/income	(51,084)	7,177
Total comprehensive (loss)/income	$(525,435)	$449,241
Attributable to:
Yamana Gold Inc. equity holders	$(497,331)	$449,241
Non-controlling interests	(28,104)	$—
 The accompanying notes are an integral part of the consolidated financial statements.

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(In thousands of United States Dollars)	2013	2012
Operating activities
(Loss)/earnings before taxes	$(395,241)	$815,128
Adjustments to reconcile earnings before taxes to net operating cash flows:
Depletion, depreciation and amortization	401,115	383,738
Share-based payments (Note 22)	7,682	26,293
Decommissioning, restoration and similar liabilities paid (Note 19)	(4,289)	(3,239)
Equity earnings from associate (Note 12)	3,905	(50,642)
Finance income (Note 26)	(25,086)	(4,079)
Finance expense (Note 26)	31,383	57,618
Mark-to-market on sales of concentrate and price adjustments on unsettled invoices (Note 28(a))	3,124	(16,882)
Impairment of available-for-sale securities and other assets	75,304	73,859
Impairment of mineral properties (Notes 4, 11 and 12)	682,273	—
Other non-cash operating expenses	59,345	18,921
Cash distributions from associate (Note 12)	27,924	—
Income taxes paid	(159,578)	(255,769)
Cash flows from operating activities before non-cash working capital	707,861	1,044,946
Net change in non-cash working capital (Note 30(b))	(54,726)	113,111
Cash flows from operating activities	$653,135	$1,158,057
Investing activities
Acquisition of property, plant and equipment (Note 6)	$(1,047,526)	$(1,537,994)
Proceeds from option on mineral property	—	20,034
Proceeds on disposition of mineral interests	8,730	244
Acquisition of available-for-sale securities	(3,825)	(2,796)
Acquisition of other long-term assets	(50,269)	—
Interest income received	1,516	2,110
Other assets and investments	37,964	20,372
Cash flows used in investing activities	$(1,053,410)	$(1,498,030)
Financing activities
Issue of common shares upon exercise of options and warrants	$—	$8,972
Dividends paid (Note 20(c))	(196,199)	(168,244)
Interest and other finance expenses paid	(13,972)	(26,697)
Repayment of notes payable and long-term liabilities (Note 18)	(100,000)	(167,632)
Proceeds of notes payable and long-term liabilities	594,014	500,000
Cash flows from financing activities	$283,843	$146,399
Effect of foreign exchange on non-United States Dollar denominated cash and cash equivalents	(13,144)	(7,270)
(Decrease) increase in cash and cash equivalents	$(129,576)	$(200,844)
Cash and cash equivalents, beginning of year	$349,594	550,438
Cash and cash equivalents, end of year	$220,018	$349,594
Cash and cash equivalents are comprised of the following:
Cash at bank	$218,565	$299,314
Bank term deposits	$1,453	$50,280
Total	$220,018	$349,594

Supplementary cash flow information (Note 30)
The accompanying notes are an integral part of the consolidated financial statements.

YAMANA GOLD INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31,

(In thousands of United States Dollars)	2013	2012
Assets
Current assets:
Cash and cash equivalents	$220,018	$349,594
Trade and other receivables (Note 7)	80,101	175,297
Inventories (Note 8)	229,225	230,216
Other financial assets (Note 9)	44,493	4,516
Other assets (Note 10)	144,626	164,530
	718,463	924,153
Non-current assets:
Property, plant and equipment (Note 11)	10,260,801	10,276,071
Investment in associate (Note 12)	117,915	219,744
Investments (Note 13)	9,122	20,480
Other financial assets (Note 9)	9,274	14,691
Deferred tax assets (Note 29(b))	121,599	124,843
Goodwill and intangibles (Note 14)	65,548	98,514
Other assets (Note 10)	107,995	121,667
Total assets	$11,410,717	$11,800,163

Liabilities
Current liabilities:
Trade and other payables (Note 15)	$456,893	$522,932
Income taxes payable	53,458	103,490
Other financial liabilities (Note 16)	94,926	13,790
Other provisions and liabilities (Note 17)	32,093	28,807
	637,370	669,019
Non-current liabilities:
Long-term debt (Note 18)	1,189,762	765,912
Decommissioning, restoration and similar liabilities (Note 19)	174,523	215,695
Deferred tax liabilities (Note 29(b))	2,024,541	2,072,741
Other financial liabilities (Note 16)	93,839	109,133
Other provisions and liabilities (Note 17)	132,577	105,785
Total liabilities	$4,252,612	$3,938,285

Equity
Share capital (Note 20)
Issued and outstanding 753,303,613 common shares (December 31, 2012 - 752,222,459 shares)	6,320,138	6,304,801
Reserves (Note 21(b))	(41,236)	7,261
Retained earnings	860,507	1,503,016
Equity attributable to Yamana shareholders	$7,139,409	$7,815,078
Non-controlling interest (Note 23)	18,696	46,800
Total equity	7,158,105	7,861,878
Total equity and liabilities	$11,410,717	$11,800,163

Contractual commitments and contingencies (Notes 32 and 33).
The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board

“Peter Marrone”	“Patrick Mars”
Director	Director

YAMANA GOLD INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31,

(In thousands of United States Dollars)	Share capital	Equity reserve	Hedging reserve	Available -for-sale reserve	Total reserves	Retained earnings	Equity attributable to Yamana shareholders	Non- controlling interest	Total equity
Balance at January 1, 2012	$6,209,136	$16,767	$(6,091)	$(15,956)	$(5,280)	$1,240,867	$7,444,723	$46,800	$7,491,523
Net earnings	—	—	—	—	—	442,064	442,064	—	442,064
Other comprehensive income, net of income tax (Note 21(a))	—	—	(8,559)	15,736	7,177	—	7,177	—	7,177
Transactions with owners
Exercise of stock options and share appreciation (Note 22(a))	11,346	(2,387)	—	—	(2,387)	—	8,959	—	8,959
Issued on vesting of restricted share units (Note 22(c))	9,923	(9,923)	—	—	(9,923)	—	—	—	—
Share options and restricted share units (Note 22(a)(c))	—	14,090	—	—	14,090	—	14,090	—	14,090
Issued on acquisition of mineral interest (Note 6(a))	74,396	3,584	—	—	3,584	—	77,980	—	77,980
Dividends (Note 20(c))	—	—	—	—	—	(179,915)	(179,915)	—	(179,915)
Balance at December 31, 2012	$6,304,801	$22,131	$(14,650)	$(220)	$7,261	$1,503,016	$7,815,078	$46,800	$7,861,878

Balance at January 1, 2013	$6,304,801	$22,131	$(14,650)	$(220)	$7,261	$1,503,016	$7,815,078	$46,800	$7,861,878
Net loss	—	—	—	—	—	(446,247)	(446,247)	(28,104)	(474,351)
Other comprehensive income, net of income tax (Note 21(a))	—	—	(51,449)	365	(51,084)	—	(51,084)	—	(51,084)
Transactions with owners
Exercise of stock options and share appreciation (Note 22(a))	140	(35)	—	—	(35)	—	105	—	105
Issued on vesting of restricted share units (Note 22(c))	15,197	(15,197)	—	—	(15,197)	—	—	—	—
Restricted share units (Note 22(a)(c))	—	17,819	—	—	17,819	—	17,819	—	17,819
Issued on acquisition of mineral interest (Note 6(a))	—	—	—	—	—	—	—	—	—
Dividends (Note 20(c))	—	—	—	—	—	(196,262)	(196,262)	—	(196,262)
Balance at December 31, 2013	$6,320,138	$24,718	$(66,099)	$145	$(41,236)	$860,507	$7,139,409	$18,696	$7,158,105

The accompanying notes are an integral part of the consolidated financial statements.

YAMANA GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND DECEMBER 31, 2012

(Tabular amounts in thousands of United States Dollars unless otherwise noted)

1.    NATURE OF OPERATIONS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-headquartered gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant precious metal properties and land positions throughout the Americas including in Brazil, Chile, Argentina and Mexico.

The Company plans to continue to build on its current production base through existing operating mine expansions and development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Yamana Gold Inc. is a company domiciled in Canada. The address of the Company’s registered office is 200 Bay Street, Suite 2200, RBC Plaza North Tower Toronto, Ontario, Canada, M5J 2J3. The Company is listed on the Toronto Stock Exchange (Symbol: YRI) and The New York Stock Exchange (Symbol: AUY). During the year, the Company delisted from The London Stock Exchange.

The consolidated financial statements of the Company as at and for the years ended December 31, 2013 and December 31, 2012 comprise the Company, its subsidiaries (Note 34(a)) and the Company’s interest in its associate Minera Alumbrera Ltd.

2.    BASIS OF CONSOLIDATION AND PRESENTATION

(a) Statement of Compliance

These consolidated financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on February 18, 2014.

(b) Basis of Preparation and Presentation

The consolidated financial statements have been prepared on a going concern basis using historical cost except for the following items in the consolidated balance sheet which are measured at fair value:

•	Derivative financial instruments

•	Financial instruments at fair value through profit or loss

•	Available-for-sale financial assets

•	Liabilities for cash-settled share-based payment arrangements

•	Certain property, plant and equipment measured at recoverable amounts

The consolidated financial statements are presented in United States Dollars, which is the Company’s functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

(c) Basis of Consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. The Company’s 56.7% interest in ADLF, is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 23). All inter-company transactions and balances, revenue and expenses are eliminated on consolidation.

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement. The consolidated financial statements include the Company’s proportionate share of its 50% interest in Aguas Frias S.A’s assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that control ceases. A jointly controlled operation is a joint venture carried on by each venturer using its own assets in pursuit of the joint operations. The consolidated financial statements include the assets that the Company controls and the liabilities that it incurs in the course of pursuing the joint operation and the expenses that the Company incurs and its share of the income that it earns from the joint operation.

An associate is an entity over which the Company’s ownership and rights arising from its equity investment provide the Company with the ability to exercise significant influence and are accounted for using the equity method. The Company’s investment in Minera Alumbrera Ltd. ("Alumbrera"), which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method. Profits are debited to the equity investment and cash distributions received are credited to the equity investment. Where the Company transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company’s interest in the associate. Balances outstanding between the Company and associate are not eliminated in the consolidated financial statements.

The Company does not have any material off-balance sheet arrangements, except as noted in Note 32.

3.     SIGNIFICANT ACCOUNTING POLICIES

The accounting policies summarized below have been applied consistently in all material respects in preparing the consolidated financial statements.

(a) Foreign Currency Translation

The Company's mining operations operate primarily within an economic environment where the functional currency is the United States Dollar. Transactions in foreign currencies are translated to functional currency at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities of the Company's operations denominated in a currency other than the United States Dollar are translated into United States Dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Exchange gains and losses from translation are included in earnings. Foreign exchange gains and losses and interest and penalties related to tax, if any, are reported within the income tax expense line.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash on deposit with banks, banks term deposits and highly liquid short-term investments with terms of less than 90 days.

(c) Inventories

Inventories consisting of product inventories, work-in-process (metal-in-circuit and gold-in-process) and ore stockpiles are valued at the lower of the cost of production and net realizable value. Net realizable value is calculated as the difference between estimated costs to complete production into a saleable form and the estimated future precious metal price based on prevailing and long-term metal prices.

The cost of production includes an appropriate proportion of depreciation and overhead. Work-in-process (metal-in-circuit and gold-in-process) represents inventories that are currently in the process of being converted to a saleable product. The assumptions used in the valuation of work-in-process inventories include estimates of metal contained and recoverable in the ore stacked on leach pads, the amount of metal stacked in the mill circuits that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the precious metal price expected to be realized when the precious metal is recovered. If the cost of inventories is not recoverable due to decline in selling prices or the costs of completion or the estimated costs to be incurred to make the sale have increased, the Company would be required to write-down the recorded value of its work-in-process inventories to net realizable value.

Ore in stockpiles is comprised of ore extracted from the mine and available for further processing. Costs are added to ore in stock piles at the current mining cost per tonne and removed at the accumulated average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce on the heap leach pad. Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded.

Inventories of materials and supplies expected to be used in production are valued at the lower of cost and net realizable value. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the original write-down. Write-downs of inventory and reversals of write-downs are reported as a component of current period costs.

(d) Property, Plant and Equipment

i.	Land, Building, Plant and Equipment

Land, building, plant and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses. The cost is comprised of the asset's purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated decommissioning and restoration costs associated with the asset.

The depreciable amount of building, plant and equipment is recorded on a straight-line basis to the residual value of the asset over the lesser of mine life or estimated useful life of the asset. Each part of an item of building, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately if their useful lives differ. Useful lives of building, plant and equipment items range from two to fifteen years, but do not exceed the related estimated mine life based on proven and probable mineral reserves and the portion of mineral resources that management expects to become mineral reserves in the future and be economically extracted.

	Depreciation Method	Useful Life

Building	Straight Line	4 to 15 years
Machinery and equipment	Straight Line	2 to 7 years
Vehicles	Straight Line	3 to 5 years
Furniture and office equipment	Straight Line	2 to 10 years
Computer equipment and software	Straight Line	3 to 5 years
Land	Not depreciated

The Company reviews the useful life, depreciation method, residual value and carrying value of its building, plant and equipment at least annually. Where the carrying value is estimated to exceed the estimated recoverable amount, a provision for impairment is measured and recorded based on the higher of fair value less costs to sell or the asset's value in use.

Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful lives of the assets. Repairs and maintenance expenditures are expensed as incurred.

ii.	Exploration, Evaluation Assets and Depletable Producing Properties

The Company's tangible exploration and evaluation assets are comprised of mineral resources and exploration potential. The value associated with mineral resources and exploration potential is the value beyond proven and probable mineral reserves.

Exploration and evaluation assets acquired as part of an asset acquisition or a business combination are recorded as tangible exploration and evaluation assets and are capitalized at cost, which represents the fair value of the assets at the time of acquisition determined by estimating the fair value of the property's mineral reserves, mineral resources and exploration potential at such time.

The value of such assets when acquired is primarily a function of the nature and amount of mineralized material contained in such properties. Exploration and evaluation stage mineral interests represent interests in properties that potentially contain mineralized material consisting of measured, indicated and inferred mineral resources; other mine exploration potential such as inferred mineral resources not immediately adjacent to existing mineral reserves but located around and near mine or project areas; other mine-related exploration potential that is not part of measured, indicated and inferred mineral resources; and any acquired right to explore and develop a potential mineral deposit.

Exploration and evaluation expenditures incurred by the Company are capitalized at cost if management determines that probable future economic benefits will be generated as a result of the expenditures. Expenditures incurred before the Company has obtained legal rights to explore a specific area of interest are expensed. Costs incurred for general exploration that is either not project-specific or does not result in the acquisition of mineral properties are considered greenfield expenditures and charged to operations. Brownfield expenditures, which typically occur in areas surrounding known deposits and/or re-exploring older mines using new technologies to determine if greater mineral reserves and mineral resources exist, are capitalized. Brownfield activities are focused on the discovery of mineral reserves and mineral resources close to existing operations, including around mine or near-mine, reserve/resource extension and infill drilling.

Exploration expenditures include the costs incurred in either the initial exploration for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits.

Evaluation expenditures include the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of:

•	acquiring the rights to explore;

•
establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable mineral reserve;

•	determining the optimal methods of extraction and metallurgical and treatment processes;

•	studies related to surveying, transportation and infrastructure requirements;

•	permitting activities; and

•	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

The values assigned to the tangible exploration and evaluation assets are carried at acquired costs until such time as the technical feasibility and commercial viability of extracting the mineral resource is demonstrated, which occurs when the related project or component of a mineral reserve or mineral resource that does not form part of the mine plan of a producing mine is considered economically feasible for development. At that time, the property and the related costs are reclassified as part of the development costs of a producing property not yet subject to depletion, and are capitalized. Assessment for impairment is conducted before reclassification.

Depletion or depreciation of those capitalized exploration and evaluation costs and development costs commences upon completion of commissioning of the associated project or component. Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on a unit-of-production basis over the estimate of recoverable ounces. The depletable costs relating to the ore body or component of the ore body in production are multiplied by the number of ounces produced divided by the estimated recoverable ounces, which includes proven and probable mineral reserves of the mine and the portion of mineral resources expected to be classified as mineral reserves and economically extracted. Management assesses the estimated recoverable ounces used in the calculation of depletion at least annually, or whenever facts and circumstances warrant that an assessment should be made. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts can result in a change in future depletion rates.

The Company reviews and evaluates its exploration and evaluation assets and mining properties for impairment, and subsequent reversal of impairment, at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Costs related to areas of interest abandoned are written off when such a decision is made. Refer to (i) “Impairment of Assets and Goodwill” for detail of the policy. An impairment assessment of the exploration and evaluation assets is conducted before the reclassification or transfer of exploration and evaluation assets to depletable producing properties.

iii.	Stripping Costs

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. When accounting for deferred stripping when multiple pits exist within a mining complex using a common infrastructure:

•
In circumstances where the new development is not closely located to a producing mine or is development of a new ore body, the Company accounts for the pre-stripping costs as if the development was a separately identified mine under assets under construction.

•	In circumstances where the stripping costs are not separately identifiable for the pits, the costs are allocated to the pits on a relevant production measure.

•
In circumstances where the stripping costs incurred relate to improvement of access to ore body that benefit future period production, the Company capitalizes the stripping costs and amortizes the costs over the life of the component of the ore body from which future benefits are expected.

During the pre-production phase, stripping costs are deferred and classified as part of the mineral properties, if the costs relate to anticipated future benefits and meet the definition of an asset. Once mine production enters the area related to the capitalized stripping costs, these are depleted on a unit-of-production basis over the mineral reserves and the portion of the mineral resources expected to be classified as mineral reserves that directly benefit from the specific stripping activity.

During the production phase, regular waste removal that does not give rise to future benefits is accounted for as variable production costs and included in the cost of the inventory produced during the period that the stripping costs are incurred. Stripping costs during the production phase are recognized as an asset if, and only if, all of the following are met:

•	it is possible that the future benefit, i.e. improved access to the ore body, associated with the stripping activity will flow to the Company;

•	the Company can identify the component of the ore body for which access has been improved; and

•	the costs relating to the stripping activity associated with the component can be measure reliably.

When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company uses a stripping ratio to allocate the production stripping costs between the inventory produced and the stripping asset activity asset. A stripping ratio, which represents a unit amount of overburden or waste anticipated to be removed to gain access to a unit amount of ore or mineral material, is developed as part of the initial mine plan and reviewed periodically for reasonableness. Changes in the estimated stripping ratio can result in a change to the future capitalization of stripping costs incurred. A stripping activity asset recognized during the production phase of an open pit mining operation is depleted on a unit-of-production basis over the mineral reserves and the portion of the mineral resources expected to be classified as mineral reserves of the ore body or the related component of the ore body from the date on which production commences. As at December 31, 2013, a total of $181.4 million of stripping costs were capitalized (2012 - $129.0 million).

iv.	Assets Under Construction

Assets under construction consist of expenditures for the construction of future mines and include pre-production revenues and expenses prior to achieving completion of commissioning. Completion of commissioning is a convention for determining the point in time at which a mine and plant has achieved operational results that are expected to remain at a sustainable operational level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when completion of commissioning has been achieved is based on several qualitative and quantitative factors including but not limited to the following:

•	A significant portion of planned capacity, production levels, grades and recovery rates are achieved at a sustainable level

•	Achievement of mechanical completion and operating effectiveness

•	Significant milestones such as obtaining necessary permits and production inputs are achieved to allow continuous and sustainable operations

Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized. Borrowing costs, including interest, associated with projects that are actively being prepared for production are capitalized to assets under construction. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use. Capitalized interest costs are amortized on the same basis as the corresponding qualifying asset with which they are associated.

Once the mining project has been established as commercially feasible, capitalized expenditures other than that on land, buildings, plant and equipment are transferred to mining properties subject to depreciation or depletion together with any amounts transferred from exploration and evaluation assets.

v.	Option Agreements Relating to Mineral Properties

Option payments made by an interested acquirer prior to the acquirer's decision to exercise the purchase option are deferred until the sale and transfer of the assets are assured. If the option payments are not reimbursable to the acquirer, the option payments are recorded as a reduction of the value of the asset. If the option payments are reimbursable, such amounts are recorded as a liability until the final resolution of the sale.

(e) Borrowing Costs

Interest on borrowings related to qualifying assets including construction or development projects is capitalized until substantially all activities that are necessary to make the asset ready for its intended use are complete. This is usually signaled by the Company's declaration of completion of commissioning at the mine. All other borrowing costs are charged to earnings in the period incurred.

(f) Financial Instruments

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as fair value through profit or loss, available-for-sale, or other financial liabilities.

Fair Value Through Profit or Loss (“FVTPL”)
Financial assets and financial liabilities which are classified as FVTPL are measured at fair value with changes in those fair values recognized as finance income/expense.

Amortized Cost
Other financial liabilities are measured at amortized cost and are amortized using the effective interest method. At the end of each reporting period, the Company determines if there is objective evidence that an impairment loss on financial assets measured at amortized costs has been incurred. If objective evidence that impairment loss for such assets has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The amount of the loss is recognized in profit or loss.

Available-For-Sale (“AFS”)
AFS financial assets, designated based on the criteria that management does not hold these for the purposes of trading, are presented as investments and measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or are sold and are calculated using the cost of securities sold. AFS financial assets are reviewed quarterly for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the facts and circumstances of the financial assets, the market price of actively traded securities, as well as the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management's intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management's market view and outlook. When a decline in the fair value of an available-for-sale investment has been recognized in OCI and there is objective evidence that the asset is impaired after management's review, any cumulative losses that had been recognized in OCI are reclassified as an impairment loss in the consolidated statement of operations. The reclassification adjustment is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized, if applicable. Impairment losses recognized in the consolidated statement of operations for an investment are subject to reversal, except for an equity instrument classified as available-for-sale.

Derivative instruments
Derivative instruments are recorded at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in finance income/expense with the exception of derivatives designated as effective cash flow hedges.

For cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS39”), the effective portion of any gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is reported as an unrealized gain (loss) on derivatives contracts as finance income/expense in the Statement of Operations.

i.	Commodity Derivatives

The Company enters into commodity derivatives including forward contracts to manage exposure to fluctuations in metal prices such as copper, zinc and silver. In the case of forwards, these contracts are intended to reduce the risk of declining prices on future sales. Purchased options are intended to allow the Company to benefit from higher market metal prices. In instances where the call option purchases offset the committed quantities of the corresponding forward, derivative assets/liabilities are presented net of amounts to counterparties. Some of the derivative transactions are effective in achieving the Company's risk management goals, however, they do not meet the hedging requirements of IAS 39, therefore the changes in fair value are recorded in earnings.

The Company has entered into non-hedge derivatives that include forward contracts intended to manage the risk of declining copper prices. The Company does not hedge any of its gold sales.

ii.	Currency Derivatives

The Company, from time to time, may enter into currency forward contracts to manage the foreign exchange exposure of the operating and capital expenditures associated with its international operations. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in OCI. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as follows:

•	Amount related to hedging of operating expenditures is added to cost of sales to offset the foreign exchange effect recorded by the mines.

•	Amount related to hedging of capital expenditures is added to capitalized purchases of goods or services to offset the foreign exchange recorded by the mines or development projects.

iii.	Interest Rate Derivatives

The Company, from time to time, may enter into interest rate swap contracts to manage its exposure to fluctuations in interest rates. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in OCI. Ineffective changes in fair value are recorded in profit or loss. At settlement, the fair value amount settled is reclassified as interest expense.

iv.	Termination of Hedge Accounting

Hedge accounting is discontinued prospectively when:

•	the hedge instrument expires or is sold, terminated or exercised;

•	the hedge no longer meets the criteria for hedge accounting; and

•	the Company revokes the designation.

The Company considers derecognition of a cash flow hedge when the related forecast transaction is no longer expected to occur. If the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in OCI from the period when the hedge was effective remains separately in equity until the forecast transaction occurs or is no longer expected to occur. Otherwise, the cumulative gain or loss on the hedge instrument that has been recognized in OCI from the period when the hedge was effective is reclassified from equity to profit or loss.

Transaction and financing costs are incremental costs that are directly attributable to the acquisition of a financial asset or financial liability. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument. Transaction costs are expensed as incurred for financial instruments classified as FVTPL. For financial instruments classified as other than FVTPL, transaction costs are included with the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

(g) Revenue Recognition

Revenue from the sale of precious metals, gold and silver, is recognized at the fair value of the consideration received and when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Revenue is net of treatment and refining charges if payment of these amounts can be enforced at the time of sale.

Gold and silver revenue is recorded at the time of physical delivery and transfer of title. Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices.

Concentrate revenue from smelters is recorded at the time the risks and rewards of ownership pass to the buyer. This revenue is provisionally priced at the date of sale, that is, the price is set at a specified future date after shipment based on market prices. Revenue on provisionally priced sales is recognized based on estimates of the fair value of consideration receivable predicated on forward market prices. At each reporting date, the provisionally priced metal is fair valued based on forward selling price for the remaining quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there is an active and freely traded commodity market such as London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market. Variations between the prices set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. The provisional sales quantities are adjusted for changes in metal quantities upon receipt of new information and assay results.

Revenues arising from the use by others of the Company's assets yielding interest, royalties and dividends are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably, on the following bases:

•	Interest is recognized using the effective interest method.

•	Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

•	Dividends are recognized when the shareholder's right to receive payment is established.

(h) Business Combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby the identifiable assets acquired and the liabilities assumed are recorded at acquisition-date fair values; non-controlling interests in an acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation are measured at either fair value or present ownership instrument's proportionate share on the recognized amount of the acquiree's net identifiable assets.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of operations.

Should the consideration be contingent on future events, the preliminary cost of the acquisition recorded includes management's best estimate of the fair value of the contingent amounts expected to be payable. Provisional fair values allocated at the reporting date are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgements and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources acquired, exploration potential, future operating costs and capital expenditures, future metal process and long-term foreign exchange rates. Changes to the provisional measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

(i) Non-controlling Interests

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest's share of the carrying values of the subsidiaries. Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired as at the date of acquisition and are presented immediately after the equity section of the consolidated balance sheet. When the subsidiary company issues its own shares to outside interests and does not result in a loss of control, a dilution gain or loss arises as a result of the difference between the Company's share of the proceeds and the carrying value of the underlying equity, an equity transaction, is included in equity.

(j) Impairment of Assets and Goodwill

The Company assesses at the end of each reporting period whether there is any indication, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral properties and goodwill. Internal sources of information include the manner in which property and plant and equipment are being used or are expected to be used and indications of economic performance of the assets, historical exploration and operating results. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company's mining properties, costs to sell the mining properties and the discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's mineral properties and/or goodwill.

If indication of impairment exists, the Company estimates the recoverable amount of the asset or CGU to determine the amount of impairment loss. For exploration and evaluation assets, indicators include but are not limited to, continuous downward trend in metal prices resulting in lower in situ market values for exploration potential, expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

The Company defines a CGU as an area of interest. An area of interest is an area of similar geology; an area of interest includes exploration tenements/licenses which are geographically close together, are managed by the same geological management group and have similar prospectivity. Areas of interest are defined by the geology/exploration team of the Company.

An area of interest may be categorized as project area of interest or exploration area of interest. A project area of interest represents an operating mine or a mine under construction and its nearby exploration properties, which are managed by the Company's operation group. An exploration area of interest represents a portfolio or pool of exploration properties which are not adjacent to an operating mine or a mine under construction; an exploration area of interest is managed by the Company's exploration group.

When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of 1) value in use (being the net present value of expected future cash flows of the relevant cash generating unit) and 2) fair value less costs to sell (“fair value”). The best evidence of fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the CGU in an arm's length transaction. This is often estimated using discounted cash flow techniques. Where recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. Where third-party pricing services are used, the valuation techniques and assumptions used by the pricing services are reviewed by the Company to ensure compliance with the accounting policies and internal control over financial reporting of the Company. The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods.

The Company tests for impairment of goodwill and indefinite-life intangibles or intangible assets not yet available for use at least on an annual basis or upon the occurrence of a triggering event or circumstance that indicates impairment. For impairment testing, goodwill is allocated to the CGU that is expected to benefit from the synergies of the combination. An impairment loss recognized for goodwill is not reversed in a subsequent period.

(k) Decommissioning, Restoration and Similar Liabilities and Other Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Decommissioning, restoration and similar liabilities are a type of provision associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or normal operation of a long-lived asset. Reclamation obligations on the Company's mineral properties are recorded as a decommissioning, restoration and similar liabilities. These include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. These estimated costs are provided for in the accounting period when the obligation from related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the present value of estimated future costs. The costs are estimated based on mine closure plan. The cost estimates are updated annually during the life of the operation to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures that may occur upon decommissioning, restoration and similar liabilities. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

The amortization or 'unwinding' of the discount applied in establishing the present value of decommissioning, restoration and similar liabilities and other provisions is charged to the consolidated statement of operations in each accounting period. The amortization of the discount is shown as a financing expense. The initial decommissioning, restoration and similar liabilities together with other movements in the provisions for decommissioning, restoration and similar liabilities, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalized within property, plant and equipment. The capitalized costs are amortized over the life of the mine on a unit-of-production basis.

(l) Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations except to the extent it relates to items recognized directly in equity or in other comprehensive income, in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, which may differ from earnings reported in the statement of operations due to items of income or expenses that are not currently taxable or deductible for tax purposes, using tax rates substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill or assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent they can be controlled and that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m) Earnings per Share

Earnings per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding share options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive.

(n) Share-Based Payments

The Company's share-based compensation plans are described in Note 22.

The Company accounts for all share-based payments, including share options, restricted share units and deferred share units, to employees and non-employees using the fair value based method of accounting and recognizes compensation expense over the vesting period. The Company's share option plan includes a share appreciation feature. If and when the share options are ultimately exercised, the applicable amount in the equity reserve is transferred to share capital.

(o) Pension Plan

The Company has a defined contribution pension plan under which the Company pays fixed contributions into a separate entity and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service.

Payments to the plan are recognized as an expense when employees have rendered service entitling them to the contributions.

(p) Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components. The Company's primary format for reporting segment information is geographical segments. The Company's chief decision maker, comprised of the senior management team, performs its planning, decision making, cash flow management and other management activities on such segment structure and relies on a management team with its members positioned in the geographical regions where the Company's key mining operations are located. In determining the Company's segment structure, consideration is given to the similar operational, currency and political risks to which the mining operations within the same business and regulatory environment are exposed. Except for the Canada and Other segments, each mine within a segment derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding regional management group.

All operating segments' results are reviewed regularly by the Company's chief decision maker to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. Segment results that are reported to the Company's chief decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Company is organized on the basis of five segments:

•	Brazil: Chapada, Jacobina, Fazenda Brasileiro, development projects in the segment

•	Chile: El Peñón, Minera Florida, development projects in the segment

•	Argentina: Gualcamayo, development projects in the segment

•	Mexico: Mercedes, development projects in the segment

•	Canada and other : Corporate office and other development projects outside of the above segments

(q) Investment in Associate

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee. If the Company holds less than 20% of the voting power, other relevant factors are examined by the Company to determine whether it has significant influence. The factors that may enable the exercise of significant influence include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company's ability to exercise significant influence. The Company accounts for its investment in associate using the equity method. The Company accounts for its investment in Alumbrera of 12.5% using the equity method.

The equity method involves the recording of the initial investment at cost and the subsequent adjustments of the carrying value of the investment for the Company's proportionate share of the profit or loss and any other changes in the associate's net assets such as dividends.

The Company's proportionate share of the associate's profit or loss is based on its most recent financial statements. There is no difference in the associate's reporting period and that of the Company. Adjustments are made to align inconsistencies between our accounting policies and our associate's policies, if any, before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date and for any impairment losses recognized by the associate.

If our share of the associate's losses equals or exceeds our investment in the associate, recognition of further losses is discontinued. After our interest is reduced to zero, additional losses will be provided for and a liability recognized, only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, we resume recognizing our share of those profits only after our share of the profits equals the share of losses not recognized.

(r) Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.  Intangible assets must be identifiable, controlled by the Company and with future economic benefits expected to flow from the assets.  Intangible assets that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. The Company reviews the useful life, depreciation method and carrying value on a regular basis. Where the carrying value is estimated to exceed the estimated recoverable amount, a provision for impairment is recorded measured as the higher of fair value less costs to sell or the intangible asset's value in use.

4.     CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to make judgements, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may differ from those estimates.

(a)	Critical Judgements in the Application of Accounting Policies

Information about critical judgements and estimates in applying accounting policies that have most significant effect on the amounts recognized in the consolidated financial statements are as follows:

•	Assets' carrying values and impairment charges
In the determination of carrying values and impairment charges, management looks at the higher of value in use and fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. During the year, the Company recognized an unrealized, non-cash impairment loss on certain mining properties and equity investments in the amount of $682.3 million (2012 - $nil).

•	Capitalization of exploration and evaluation costs
Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits. During the year, the Company capitalized a total of $81.8 million (2012 - $101.3 million) of exploration and evaluation expenditures.

•	Recoverable Ounces
The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in mineral proven and probable reserves plus a portion in mineral resources. The Company includes a portion of mineral resources where it is considered probable that those mineral resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change in future depletion rates.

•	Determination of economic viability of a project
Management has determined that costs associated with projects under construction or developments have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise, existing permits and life of mine plans.

•	Completion of commissioning/commencement of operating level production
During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized. The Company defines completion of commissioning as the date that a mine has achieved a sustainable level of production along with various qualitative factors including but not limited to the achievement of mechanical completion, the working effectiveness of the site refinery, whether a refining contract for the product is in place and whether the product is of sufficient quantity to be sold, whether there is a sustainable level of production input available including power, water, diesel, etc., whether the necessary permits are in place to allow continuous operations. The Company currently has three properties (Ernesto/Pau-a-pique, C1 Santa Luz and Pilar) which are in the commissioning phase and were determined to not have met the criteria for commencement of operating level production as at December 31, 2013.

•	Deferral of stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company determines whether it is probable that future economic benefit associated with the stripping activity over the life of the mineral property will flow to the Company. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. As at December 31, 2013, a cumulative total of $181.4 million (2012 - $129.0 million) of stripping costs have been capitalized.

•	Determination of significant influence
Management determines its ability to exercise significant influence over an investment in shares of other companies by looking at its percentage interest and other qualitative factors including but not limited to its voting rights, representation on the board of directors, participation in policy-making processes material transactions between the Company and the associate, interchange of managerial personnel, provision of essential technical information and operating involvement.

•	Determination of asset and liability fair values and allocation of purchase consideration
Business combinations require judgement and estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities. For all significant acquisitions, the Company employs third party independent valuators to assist in determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgements and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources acquired, exploration potential, future operating costs and capital expenditures, future metal process and long-term foreign exchange rates. Changes to the provisional measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

•	Determination of business combinations and asset acquisitions
Management determines the assets acquired and liabilities assumed constitute a business if it consists of inputs and processes applied to those inputs that have the ability to create outputs. Accordingly, the transaction is considered a business combination. The Company acquired Extorre Gold Mines Limited in August 2012 and, at which time, concluded that the transactions did not qualify as a business combination under IFRS 3, Business Combinations, as significant inputs and processes that constitute a business were not identified.

(b)	Key Sources of Estimation Uncertainty in the Application of Accounting Policies

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are included in the following notes:

•	Revenue recognition
Revenue from the sale of concentrate to independent smelters are recorded at the time the rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the trade receivables. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted as well.

•	Mineral reserve estimates
The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's financial position and results of operation.

•	Impairment of mineral properties and goodwill

While assessing whether any indications of impairment exist for mineral properties and goodwill, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral properties and goodwill. Internal sources of information include the manner in which property and plant and equipment are being used or are expected to be used and indications of economic performance of the assets, historical exploration and operating results. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company's mining properties, costs to sell the mining properties and the discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's mineral properties and/or goodwill. In testing impairment, including goodwill, the following are the key applicable assumptions: discount rate of 4.6% (2012 - 5.9%) as determined by the weighted average cost of capital, long-term gold price of $1,300 per ounce (2012 - $1,375 per ounce) and long-term copper price of $3.00 per pound (2012 - $3.00 per pound). Long-term metal prices are based on the compilation of independent industry analyst forecasts.

During the fourth quarter, the Company performed its impairment test updating its life of mine after-tax cash flow projects for updated reasonable estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, recent operating and exploration results, exploration potential, future operating costs, capital expenditures, inflation and long-term foreign exchange rates. The value-in-use in the impairment assessments in the fourth quarter were calculated assuming long-term prices of $1,300 per ounce of gold and $3.00 per pound of copper. The Company examined future cash flows, the intrinsic value of value beyond proven and probable mineral reserves, value of land holdings, as well as other factors, which are determinants of commercial viability of each and every mining property in its portfolio, and concluded that a total of $672.0 million (2012 - $nil) of impairment charges on the following mineral properties, goodwill and investment in associate should be recognized in the fourth quarter:

•
Various exploration properties, Argentina and Chile - A total impairment charge $181.1 million in respect to exploration properties in Argentina and $80.9 million in respect to Amancaya in Chile for a total of $262.0 million as a result of the continuous downward trend in metal prices resulting in lower in situ market and income values for exploration potential and below-expectation exploration results.

•
Ernesto/Pau-a-Pique, Brazil - Impairment charge of $175.0 million against the carrying value was recognized due to the continuous downward trend in metal prices and commissioning delays resulting in higher capital expenditures.

•
Jeronimo, Chile - Impairment charge of $110.0 million against the carrying value of the project was recognized on the decision of not proceeding with construction at this time; future construction decision is subject to finding additional project enhancements.

•
Alumbrera, Argentina - Impairment charge of $70.0 million is recognized against the carrying value of the Company’s 12.5% equity interest in the Alumbrera mine due to the continuous downward trend in metal prices. Additionally, Alumbrera is near the end of its mine life requiring greater waste removal to access mineable ore resulting in higher future operating costs.

•
Jacobina, Brazil - Impairment of Goodwill of $55.0 million (Refer to Note 14 to the Consolidated Financial Statements) as a result of the continuous downward trend in metal prices, the mine's recent operating and exploration results and exploration potential.

In addition to the impairment charges mentioned above, an additional $10.3 million related to minor exploration properties was recognized during the year on the decision of not proceeding with further exploration and/or disposition in the prior quarters of 2013, resulting in total impairment charges against mineral properties for the year to a total of $682.3 million (2012 - $nil).

Should there be a significant decline in the pricing of our metals, the Company would undertake actions to assess the implications on life of mine plans, including the determination of mineral reserves and mineral resources and the appropriate cost structure for the CGU. The Company believes that adverse changes in metal price assumptions would impact certain other inputs in the life of mine plans which may offset, to a certain extent, the impact of these adverse metal price changes. As such, the Company has performed a sensitivity analysis to identify the impact of changes in long-term metal prices and operating costs which are key assumptions that impact the impairment calculations. The Company assumed a 10% change in the metal price assumptions taking gold price from $1,300 per ounce to $1,170 per ounce and copper price from $3.00 per pound to $2.76 per pound, and a 10% decline in certain cost inputs while holding all other assumptions constant. Based on the results of the impairment testing performed in the fourth quarter of 2013, the CGU’s that are most sensitive to changes in these key assumptions appear below. The decrease in recoverable value below represents the resulting change in recoverable value but not the amount, if any, of an impairment. Generally there is a direct correlation between metal prices and industry cost levels as a significant decline in metal prices will often be mitigated by a corresponding decline in industry operating input cost levels.

	(in million dollars)
Mine	Decrease in recoverable value from a 10% decrease in metal prices	Increase/decrease in recoverable value from a 10% decrease/increase in operating costs
Gualcamayo	$160	$90
Pilar	$110	$60
Jacobina	$130	$65
Ernesto/Pau-a-Pique	$90	$60
Jeronimo	$120	$75
Alumbrera (12.5% interest)	$30	$40

There are numerous factors that are taken into consideration in the impairment test including historical conversion of mineral reserves and mineral resources, historical exploration results, exploration potential and changes to expected production levels. Gualcamayo and Jacobina’s recoverable values are the least likely to be impacted solely by metal prices due to these other factors. The carrying amounts, for Gualcamayo, Pilar, Jacobina, Ernesto/Pau-a-Pique, Jeronimo and Alumbrera CGUs were approximately $750.0 million, $425.0 million, $770.0 million, $150.0 million, $145.0 million and $120.0 million, respectively.

•	Estimated Recoverable Ounces
The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in mineral proven and probable reserves plus a portion in mineral resources. The Company includes a portion of mineral resources where it is considered probable that those mineral resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change in future depletion rates.

•	Asset lives, depletion/depreciation rates for property, plant and equipment and mineral interests
Depreciation, depletion and amortization expenses are allocated based on assumed asset lives and depletion/depreciation/amortization rates. Should the asset life or depletion/depreciation rate differ from the initial estimate, an adjustment would be made in the statement of operations.

•	Estimation of decommissioning and restoration costs and the timing of expenditure
The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

•	Income taxes and recoverability of potential deferred tax assets
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operating activities and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company's control, are feasible and within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

•	Inventory valuation

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the mill circuits and assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company's earnings and working capital. During the year, inventory a total charge of $14.8 million was recorded to adjust to net realizable value (2012 - $1.2 million) included in cost of sales.

•	Accounting for business combinations
The fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be retrospectively adjusted when the final measurements are determined (within one year of acquisition date).

•	Contingencies
Refer to Note 33, Contingencies to the consolidated financial statements.

5.    RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2012. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted effective January 1, 2013:

(i)
IFRS 10 Consolidated Financial Statements - the Standard has no significant impact on the Company. The Company concluded that it continues to have control, as defined by IFRS 10, over Agua de la Falda.

(ii)
IFRS 11 Joint Arrangements - the Company concluded that the current treatment of Agua Fria is consistent with IFRS 11 treatment of accounting for the underlying assets and liabilities line-by-line in relation to its 50% interest in the assets, liabilities, revenues and expenses of Agua Fria.

(iii)	IFRS 12 Disclosure of Interests in Other Entities - the Standard has no significant impact on the Company.

(iv)	IAS 27 Consolidated and Separate Financial Statements - the Standard has no significant impact on the Company.

(v)	IAS 28 Investments in Associates and Joint Ventures - the Standard has no significant impact on the Company.

(vi)	IFRS 13 Fair Value Measurement - the Standard has no significant accounting impact on the Company given the existing asset and liability mix of the Company to which fair value accounting applies.

(vii)
IAS 1 Presentation of Financial Statements - the Company has revised the presentation of the Condensed Consolidated Interim Statements of Comprehensive Income to disclose items that may or may not be reclassified subsequently to profit or loss.

(viii)
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - the Company is in compliance with the previous Canadian GAAP EIC-160 Stripping Costs Incurred in the Production Phase of a Mining Operation. The Company has assessed all the open-pit mining operations and reclassified the asset balance that resulted from stripping activity undertaken during the production phase as a part of an existing asset to which the stripping activity related. For each of asset balances, there is an identifiable component of the ore body with which the predecessor stripping asset can be associated.

The following pronouncements are mandatory for accounting periods after December 31, 2013. Pronouncements that are not applicable to the Company have been excluded from those described below.

(a)
IFRIC 21 Levies - the Interpretation is effective for annual periods beginning on or after January 1, 2014. This Standard provides clarification on the accounting for a liability to pay a levy. The Company does not plan to early adopt the Standard. The Company is assessing the impact of this standard.

(b)	IFRS 9 Financial Instruments - No specific effective date has been announced for this Standard. The Company is assessing the impact of this Standard.

6.    ACQUISITION OF MINERAL INTERESTS

The Company did not make any significant asset or business acquisitions in 2013.

(a)	Acquisition of Extorre Gold Mines Limited

On August 21, 2012 the Company acquired all the issued and outstanding common shares of Extorre Gold Mines Limited (“Extorre”).  Extorre is a mining company with exploration and development stage precious metals projects, the most advanced of which is its Cerro Moro project, a high grade, gold and silver deposit.

Under the terms of the Agreement, each Extorre shareholder received $4.28 per share comprised of $3.50 in cash and 0.0467 of a Yamana common share for each Extorre common share held. Total consideration paid was approximately $449.2 million comprised of 4.7 million common shares, transaction costs and issued options.  The purchase price was determined using the share price of $15.95 per share for Yamana stock as at August 21, 2012.

The acquisition has been accounted for by the Company as a purchase of assets and assumption of liabilities.  The transactions did not qualify as a business combination under IFRS 3, Business Combinations, as significant inputs and processes that together constitute a business were not identified.  The cost has been allocated to the assets acquired and liabilities assumed based upon their estimated fair value at the date of acquisition.

Total consideration paid of $449.2 million was calculated as follows:

Cash	$363,889
Issue of Yamana common shares	74,396
Fair value of 1,155,752 stock options assumed (Note 22(a))	3,584
Transaction costs	7,312
Purchase consideration	$449,181

The consideration has been allocated as follows:

Current assets net of current liabilities	$12,155
Mineral properties	437,026
Net identifiable assets	$449,181

The fair value of Yamana options has been estimated using the Black-Scholes option pricing model using the following assumptions:

Dividend yield	0.004
Expected volatility	36%
Risk-free interest rate	1.21%
Expected life	0.10 - 4.65 years
Forfeitures	Nil

7.     TRADE AND OTHER RECEIVABLES

As at December 31,	2013	2012
Trade receivable (i)	$78,099	$173,600
Other receivables	2,002	1,697
	$80,101	$175,297

(i)	The average credit period of gold sales is less than 30 days. No interest is charged on trade receivables and they are neither impaired nor past due.

8.    INVENTORIES

As at December 31,	2013	2012
Product inventories	$46,930	$48,967
Metal in circuit and gold in process	43,031	41,627
Ore stockpiles	52,013	58,787
Materials and supplies	87,251	80,835
	$229,225	$230,216

The amount of inventories recognized as an expense during the year ended December 31, 2013, was $900.8 million (2012 - $831.8 million) and is included in cost of sales. During the year, a total charge of $14.8 million was recorded to adjust inventory to net realizable value (2012 - $1.2 million) which is included in cost of sales.

9.    OTHER FINANCIAL ASSETS

As at December 31,	2013	2012
Derivative related assets (Note 28(a))	$51	$4,581
Tax credits receivables (i)	44,442	—
Deferred consideration receivable (ii)	—	10,000
Other	9,274	4,626
	$53,767	$19,207

Current	44,493	4,516
Non-current	9,274	14,691
	$53,767	$19,207

(i)	Tax credits receivable consist of sales taxes which are recoverable in the form of a refund from the respective jurisdictions in which the Company operates.

(ii)
On February 28, 2013, the Company sold two net smelter royalties and a mining royalty to Premier Royalty Inc. for total consideration of $9.6 million. The amount paid consisted of: $8.7 million in cash, 387,096 common shares valued at $0.6 million and 500,000 common shares purchase warrants exercisable at $2.50 per share until February 28, 2016 with a value of $0.3 million.

10.    OTHER ASSETS

As at December 31,	2013	2012
Tax credits receivables (i)	$114,563	$209,195
Advances and deposits	77,238	60,555
Other long-term advances	26,589	7,497
Income taxes receivable	34,231	8,950
	$252,621	$286,197

Current	144,626	164,530
Non-current	107,995	121,667
	$252,621	$286,197

(i) Tax credits receivable consist of South American sales taxes which are recoverable against other taxes payable and value added tax.

11.    PROPERTY, PLANT AND EQUIPMENT

	Mining property costs subject to depletion (i)	Mining property costs not subject to depletion (ii) (iii) (iv) (vii)	Land, building, plant & equipment (v)	Total
Cost, January 1, 2012	$3,050,039	$5,848,904	$1,330,041	$10,228,984
Additions	275,103	1,090,782	237,316	1,603,201
Transfers and other non-cash movements	195,442	(322,447)	141,603	14,598
Change in decommissioning, restoration & similar liabilities	33,287	(937)	5	32,355
Disposals	(410)	(20,844)	(1,122)	(22,376)
Cost, December 31, 2012	$3,553,461	$6,595,458	$1,707,843	$11,856,762
Additions	249,969	575,178	180,121	1,005,268
Transfers and other non-cash movements	51,105	24,022	(33,163)	41,964
Change in decommissioning, restoration & similar liabilities	(43,538)	—	(85)	(43,623)
Impairment (vi)	—	(557,273)	—	(557,273)
Reclassification	(49,583)	(26,911)	147,812	71,318
Disposals	(171)	(62,674)	(2,866)	(65,711)
Cost, December 31, 2013	$3,761,243	$6,547,800	$1,999,662	$12,308,705

Accumulated depreciation and impairment, January 1, 2012	$800,519	$—	$389,035	$1,189,554
Depreciation for the year	230,860	—	152,984	383,844
Impairment charges	200	—	7,093	7,293
Accumulated depreciation and impairment, December 31, 2012	$1,031,579	$—	$549,112	$1,580,691
Depreciation for the period	232,310	—	170,012	402,322
Reclassification	3,948	—	67,370	71,318
Disposal	—	—	(6,427)	(6,427)
Accumulated depreciation and impairment, December 31, 2013	$1,267,837	$—	$780,067	$2,047,904

Carrying value, December 31, 2012	$2,521,882	$6,595,458	$1,158,731	$10,276,071
Carrying value, December 31, 2013	$2,493,406	$6,547,800	$1,219,595	$10,260,801

(i)	The following table shows the reconciliation of capitalized stripping costs incurred in the production phase:

As at December 31,	2013	2012
Balance, beginning of the year	$128,988	$94,192
Additions	59,920	38,931
Amortization	(7,558)	(4,135)
Balance, end of year	$181,350	$128,988

(ii)
At the beginning of 2013, the Company changed the presentation of the Property, Plant and Equipment note in its financial statements. The two asset categories: Assets under construction and Tangible exploration & evaluation assets (as was shown in the 2012 Consolidated Annual Financial Statements) have been combined into one category called: Mining property costs not subject to depreciation. This was not a change in accounting policy nor was there any impact on the Consolidated Statement of Operations. This change was made for a more relevant presentation of the Company's property, plant and equipment and the prior year has been restated for this change.

(iii)
During the year ended December 31, 2013, the Company capitalized $48.5 million (December 31, 2012 - $30.3 million) of interest costs for assets under construction. A weighted average capitalization rate of 5.4% (December 31, 2012 — 5.5%) was used to determine the amount of borrowing costs eligible for capitalization.

(iv)
Assets not subject to depreciation include: capitalized reserve and exploration potential acquisition costs, capitalized exploration & evaluation costs, capitalized development costs, assets under construction, capital projects and acquired mineral resources at operating mine sites. Mineral property costs not subject to deprecation are composed of the following:

As at December 31,	2013	2012
Projects not in production	$3,128,642	$2,275,714
Exploration potential	2,586,991	3,469,324
Assets under construction	832,167	850,420
Total	$6,547,800	$6,595,458

(v)	Included in land, building, plant and equipment is $67.5 million of land which in not subject to depreciation (2012 - $67.0 million)

(vi)
In early October of 2013, after the spot price for gold returned to the $1,350 per ounce level, it started a continuous decline during the fourth quarter and dipped below $1,200 per ounce by late December. During the fourth quarter, the Company performed its impairment test updating its life of mine after-tax cash flow projects for updated reasonable estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, recent operating and exploration results, exploration potential, future operating costs, capital expenditures, inflation and long-term foreign exchange rates.  The fair values in the impairment assessment in the fourth quarter were calculated assuming long-term prices of $1,300 per ounce of gold (2012 - $1,375 per ounce of gold) and $3.00 per pound of copper (2012 - $3.00 per pound of copper). The Company examined future cash flows, the intrinsic value of value beyond proven and probable mineral reserves, value of land holdings, as well as other factors, which are determinants of commercial viability of each mining property in its portfolio, and concluded that a total of $547.0 million (2012 - $nil) of impairment charges should be recognized against property plant and equipment, which include $175.0 million impairment charge against the carrying value of the Ernesto/Pau-Pique mine, $110.0 million impairment charge against the carrying value of its Jeronimo project, $80.9 million against the carrying value of the Amancaya exploration property, $181.1 million against the carrying value of various exploration properties in Argentina. Additionally, an impairment of $10.3 million against the carrying value of an exploration project in Mexico was recorded in the second quarter of 2013.

(vii) In March 2011, the Company announced an agreement with Xstrata Queensland Limtied (“GlencoreXstrata”) and Goldcorp Inc. (“Goldcorp”) that would facilitate the integration of Agua Rica into Minera Alumbrera under which GlencoreXstrata, Goldcorp, and Yamana would continue to own a 50%, 37.5%, and 12.5% interest, respectively in Minera Alumbrera. Under the terms of the original agreement, the Company would have received a combination of payments of $110 million during the 36 months following execution of formal transaction documents, $150 million upon approval to proceed with construction, and $50 million upon achieving commercial production. In addition, the Company would receive a deferred consideration stream. At December 31, 2013, a total of $50.0 million in payments had been received. During the third quarter of 2013, the Company, GlencoreXstrata and Goldcorp agreed to an extension period of twelve months in which certain optimizations for a feasibility study would be undertaken with respect to the development of Agua Rica. One of the option payments payable by GlencoreXstrata and Goldcorp in 2013 was deferred to 2014 as part of this agreement, and in addition, the cap on the number of ounces of payable gold for the deferred consideration which is based on 65% of the payable gold production from Agua Rica, which was originally set to a maximum of 2.3 million ounces, was removed.

12.    INVESTMENT IN ASSOCIATE

The Company holds a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”). Although the investment is less than 20% of the outstanding shares of Alumbrera, other relevant factors have been examined by the Company to determine whether it has significant influence. Such factors include the proportion of seats on the board being assigned to the Company, nature of the business decisions that require unanimous consent of the directors, ability to influence the operating, strategic and financing decisions and the existing ownership composition vis-à-vis the Company’s ability to exercise significant influence.

The investment in this associate is, accordingly, accounted using the equity method. Earnings of Alumbrera have been included in the earnings of the Company since acquisition. Summarized financial information is as follows:

As at December 31,	2013	2012
Current assets	$688,060	$886,450
Non-current assets	$851,224	$615,717
Total assets	$1,539,284	$1,502,167

Current liabilities	264,228	283,388
Non-current liabilities	399,041	144,209
Total liabilities	663,269	427,597
Net assets	$876,015	$1,074,570

Company’s share of net assets of associate (12.5%)	$109,502	$134,321

For the years ended December 31,	2013	2012
Company’s share of total revenues (12.5%) for the year	$129,302	$204,914
Company’s share of (losses)/earnings (12.5%) for the year	$(3,905)	$50,642

	2013	2012
Balance of investment in associate, beginning of the year	$219,744	$169,102
Equity in earnings	(3,905)	50,642
Cash distributions	(27,924)	—
Investment impairment (i)	(70,000)	$—
Balance, end of year	$117,915	$219,744

(i)	An impairment charge of $70.0 million was recognized against the carrying value of the Company’s 12.5% equity interest in the Alumbrera mine, which is near the end of its mine life.

On January 23, 2013, the Company received a loan from Minera Alumbrera Ltd. for a total principal of $43.8 million (Note 16(i)).

13.    INVESTMENTS

As at December 31,		2013				2012
Available-for-sale securities	Cost	Fair Value	Cumulative gains in AOCI	% (i)	Cost	Fair Value	Cumulative losses in AOCI
Total	$8,977	$9,122	$145		$20,700	$20,480	$(220)

Available-for-sale (“AFS”) financial assets are reviewed quarterly for significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities and other financial assets, the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. As at December 31, 2013, after management's review and based on objective evidence, a total impairment of $16.3 million (2012 - $67.7 million), which represents the difference between the carrying value and the fair market value on certain available-for-sale securities, was recognized as other operating expenses in the consolidated statement of operations (in the prior year, the impairment was presented separately in the consolidated statement of operations).

14.     GOODWILL AND INTANGIBLES

	Goodwill (i)	Other intangibles (ii)	Total
Cost, January 1, 2012	$55,000	$24,136	$79,136
Additions	$—	$24,459	$24,459
Cost, December 31, 2012	$55,000	$48,595	$103,595
Additions	—	24,499	24,499
Dispositions	—	(938)	(938)
Cost, December 31, 2013	$55,000	$72,156	$127,156

Accumulated amortization and impairment, January 1, 2012	$—	$(3,790)	$(3,790)
Amortization	—	(1,291)	(1,291)
Accumulated depreciation and impairment, December 31, 2012	$—	$(5,081)	$(5,081)
Amortization	—	(1,527)	(1,527)
Impairment	$(55,000)	$—	$(55,000)
Accumulated depreciation and impairment, December 31, 2013	$(55,000)	$(6,608)	$(61,608)

Carrying value, December 31, 2012	$55,000	$43,514	$98,514
Carrying value, December 31, 2013	$—	$65,548	$65,548

(i)
Goodwill represents the excess of the purchase cost over the fair value of net assets acquired on a business acquisition. The Company's total goodwill of $55.0 million as at the beginning of 2013 relates to the acquisition of the gold producing Jacobina mine and related assets in Brazil in 2006. During the fourth quarter, the Company performed its impairment test updating its life of mine after-tax cash flow projects for updated reasonable estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, recent operating and exploration results, exploration potential, future operating costs, capital expenditures, inflation and long-term foreign exchange rates.  The value of each of the identified and quantified mineral interests in a cash generating unit ("CGU") was determined primarily based on the net present value of the expected life of mine after-tax future cash flows from exploiting the mineral reserves and resources. This represents the after-tax future cash flows that the CGU can be expected to generate over its remaining useful life. The Company examined future cash flows, expected metal prices, the intrinsic value of value beyond proven and probable mineral reserves, value of land holdings, as well as other factors, which are determinants of commercial viability of each and every mining property in its portfolio, and concluded that the goodwill of $55.0 million no longer represents future economic benefits arising from the Jacobina CGU and was impaired. The Company performed its impairment assessment using the Value-in-Use method.

In testing goodwill for impairment, the following are the key applicable assumptions:
•Discount rate of 4.6% (2012 - 5.9%) as determined by the weighted average cost of capital,
•Long-term gold price of $1,300 per ounce (2012 - $1,375 per ounce),
•Long-term foreign exchange rate of 2.7 Brazilian Reais to the United States Dollar (2012 -1.8 ).

Long-term gold prices and foreign exchange rate are based on the compilation of independent industry analyst forecasts.

The model used to determine impairment is based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout future years with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the individual effect of each assumption.

(ii)
As of December 31, 2013, included in Other Intangibles, the Company had $11.9 million (December 31, 2012 - $13.4 million) of identifiable intangibles, representing the intellectual property and other intangibles recognized in the acquisition of Constructora Gardilcic Ltda. and Constructora TCG Ltda and $53.6 million (December 31, 2012 - $30.1 million) of capitalized system development costs.

15.     TRADE AND OTHER PAYABLES

As at December 31,	2013	2012
Trade payables (i)	$310,874	$305,271
Other payables	146,019	217,661
	$456,893	$522,932

(i)
No interest is charged on the trade payables for the first 60 days from the date of invoice. The Company has financial risk management policies in place to ensure that all payables are paid within the credit terms.

16.    OTHER FINANCIAL LIABILITIES

As at December 31,	2013	2012
Loan from Alumbrera (i)	$44,570	$—
Derivative related liabilities (Note 28(a))	64,060	27,284
Royalty payable (ii)	14,095	15,134
Severance accrual	24,606	25,401
Deferred Share Units liability (Note 22(b))	23,665	35,219
Current portion of long-term debt	15,000	—
Other	2,769	19,885
	$188,765	$122,923

Current	94,926	13,790
Non-current	93,839	109,133
	$188,765	$122,923
___________

(i)
On January 23, 2013, the Company received an unsecured loan of $43.8 million from Minera Alumbrera Ltd. that bears interest at a rate of 2% and matures in two years. No repayments were made during 2013.

(ii)
The Company has an agreement with Miramar Mining Corporation (“Miramar” acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15.4 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.4 million is paid.

17.    OTHER PROVISIONS AND LIABILITIES

As at December 31,	2013	2012
Withholding taxes (i)	$81,064	$81,170
Provision for silicosis (ii)	15,791	11,502
Other liabilities	67,815	41,920
	$164,670	$134,592

Current	32,093	28,807
Non-current	132,577	105,785
	$164,670	$134,592

(i)
The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.  Total taxes in the amount of $81.0 million (December 31, 2012 - $81.2 million) have been accrued on the assumption that the profits will be repatriated.

(ii)
Provision for silicosis consists of amounts accrued to settle claims by former employees of Jacobina Mineração e Comércio Ltda (“JMC”), relating to silicosis. This balance represents management’s best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company’s management. The Company estimates this contingency to be about $15.8 million as at December 31, 2013 (December 31, 2012 - $11.5 million). The increase of $4.3 million in the year relates to an increase in the expected amount of future payments as well as the impact of the foreign exchange rate of this Brazilian-Real denominated liability.

18.    LONG-TERM DEBT

As at December 31,	2013	2012
$300 million senior debt notes (a)	$298,088	$—
$500 million senior debt notes (b)	496,979	496,706
$270 million senior debt notes (c)	254,440	269,206
$750 million revolving facility (d)	140,255	—
Long-term portion (i)	$1,189,762	$765,912
Current portion of long-term debt (Note 16)	$15,000	$—
Total debt	$1,204,762	$765,912

(i)Balances are net of transaction costs of $10.2 million net of amortization (December 31, 2012 - $4.1 million).

(a)	On June 10, 2013, the Company issued senior debt notes for a total of $300.0 million. These notes are unsecured and comprised of two series of notes as follows:

•	Series A - $35.0 million at a rate of 3.64% with maturity of June 10, 2018.

•	Series B - $265.0 million at a rate of 4.78% with maturity of June 10, 2023.

(b)	On March 23, 2012, the Company issued senior debt notes, through a private placement, for a total of $500.0 million in four series of unsecured notes as follows:

•	Series A - $75.0 million at a rate of 3.89% with a maturity of March 23, 2018.

•	Series B - $85.0 million at a rate of 4.36% with a maturity of March 23, 2020.

•	Series C - $200.0 million at a rate of 4.76% with a maturity of March 23, 2022.

•	Series D - $140.0 million at a rate of 4.91% with a maturity of March 23, 2024.

(c)	On December 18, 2009, the Company issued senior debt notes for a total of $270.0 million are unsecured and comprised of three series of notes as follows:

•	Series A - $15.0 million at a rate of 5.53% with a maturity of December 21, 2014.

•	Series B - $73.5 million at a rate of 6.45% with a maturity of December 21, 2016.

•	Series C - $181.5 million at a rate of 6.97% with a maturity of December 21, 2019.

(d)	On February 28, 2013, the Company refinanced its revolving facility of $750.0 million. The following summarizes the terms in respect to this facility as at December 31, 2013:

•	The credit facility is unsecured and has a maturity date of February 28, 2018.

•
Amounts drawn bear interest at a rate of LIBOR plus 1.5% to 2.75% per annum, depending upon the Company’s leverage ratio defined as the net total debt to rolling twelve months earnings before interest, taxes, depreciation and amortization.

•	Undrawn amounts are subject to a commitment fee of 0.30% to 0.55% per annum depending upon the Company’s leverage ratio.

•	During 2013, the Company drew down $145.0 million from the revolving facility.

The following is a schedule of long-term debt principal repayments:

Long-term debt
2014	$15,000
2015
2016	—
2017	73,500
2018	255,000
2019 and thereafter	871,500
$1,215,000

19.     DECOMMISSIONING, RESTORATION AND SIMILAR LIABILITIES

As at December 31,	2013	2012
Balance, beginning of year	$218,287	$180,805
Unwinding of discount in the current year for operating mines	12,971	6,814
Unwinding of discount in the current year for non-operating mines	1,428	1,788
Adjustments to decommissioning, restoration and similar liabilities during the year	(29,270)	37,764
Foreign exchange impact	(22,001)	(5,645)
Expenditures during the current year	(4,289)	(3,239)
Balance, end of year	$177,126	$218,287

Current	2,603	2,592
Non-current	174,523	215,695
	$177,126	$218,287

The Decommissioning, Restoration and Similar Liabilities are calculated as the net present value of estimated undiscounted future cash flows, which total $240.8 million (December 31, 2012 - $280.0 million) using discount rates specific to the liabilities of 3.6% to 24.6% (December 31, 2012 - 2.4% to 16.1%). The settlement of the obligations is estimated to occur through to 2034. The Decommissioning, Restoration and Similar Liabilities of the mines and projects are incurred in Brazilian Reais, Chilean Pesos, Argentine Pesos, Mexican Pesos and United States Dollars. The liabilities, other than those denominated in United States Dollar, are thus subject to translation gains and losses from one reporting period to the next in accordance with the Company's accounting policy for foreign currency translation of monetary items. The translation gains/losses, as well as changes in the estimates related to these liabilities are reflected in Property, Plant and Equipment.

20.    SHARE CAPITAL

(a)	Common Shares Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There were no first preference shares issued or outstanding as at December 31, 2013 (2012: none).

As at December 31,	2013		2012
	Number of		Number of
Issued and fully paid - 753,303,613 common shares	common shares		common shares
(December 31, 2012 - 752,222,459 shares):	(000’s)	Amount	(000’s)	Amount
Balance, beginning of year	752,222	$6,304,801	745,774	$6,209,136
Exercise of options and share appreciation rights (i)	9	140	924	11,346
Issued on vesting of restricted share units (Note 22(c))	1,072	15,197	861	9,923
Issued on acquisition of mineral interests (Note 6)	—	—	4,663	74,396
Balance, end of year	753,303	$6,320,138	752,222	$6,304,801

(i)
During the year ended December 31, 2013, the Company issued 9 thousand shares (December 31, 2012 - 0.9 million shares) to optionees on the exercise of their share options for cash proceeds of $nil (December 31, 2012 - $0.6 million). Previously recognized share-based payment in the amount of $0.1 million (December 31, 2012 — $10.7 million) on the options exercised was transferred to share capital with a corresponding decrease to equity reserve.

(b)	Weighted Average Number of Shares Outstanding for Earnings Per Share Calculation

For the years ended December 31,	2013	2012
Weighted average number of common shares	752,697	748,095
Weighted average number of dilutive Restricted Share Units (RSU) (i)	—	957
Weighted average number of dilutive stock options (i)	—	539
Dilutive weighted average number of common shares	752,697	749,591

(i)	For the year ended December 31, 2013, the RSU and stock options outstanding have not been included in the weighted average number of shares outstanding as they are anti-dilutive.

Total options excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the year ended December 31, 2013 were 0.9 million (December 31, 2012 — 0.9 million).

(c)	Dividends Paid and Declared

For the years ended December 31,	2013	2012
Dividends paid	$196,199	$168,244
Dividend declared in respect of the year	$196,262	$179,915
Dividend paid (per share)	$0.260	$0.225
Dividend declared in respect of the year (per share)	$0.260	$0.240

21.    OTHER COMPREHENSIVE INCOME AND RESERVES

(a)	Other Comprehensive Income

For the years ended December 31,	2013	2012
Net change in unrealized losses on available-for-sale securities:
Change in fair value	$(5,691)	$(11,916)
Tax impact	—	—
Reclassification of losses recorded in earnings	6,056	27,652
	365	15,736
Net change in fair value of hedging instruments
Change in fair value	(44,426)	(13,411)
Tax impact	(7,023)	4,852
	(51,449)	(8,559)
Other comprehensive (loss) income attributable to equity shareholders	$(51,084)	$7,177

(b)	Reserves

	2013	2012
Equity reserve
Balance, beginning of year	$22,131	$16,767
Exercise of stock options and share appreciation	(35)	(2,387)
Issue of restricted share units	17,819	14,090
Transfer of restricted share units to share capital on vesting	(15,197)	(9,923)
Issued on acquisition of mineral interests	—	3,584
Balance, end of year	$24,718	$22,131

Hedging reserve
Balance, beginning of year	$(14,650)	$(6,091)
Net change in fair value of hedging instruments (i)	(51,449)	(8,559)
Balance, end of year	$(66,099)	$(14,650)

Available-for-sale reserve
Balance, beginning of year	$(220)	$(15,956)
Change in fair value of available-for-sale securities	(5,691)	(11,916)
Reclassification of losses on available-for-sale securities to earnings	6,056	27,652
Balance, end of year	$145	$(220)
Total reserve balance, end of year	$(41,236)	$7,261
___________
(i)Net of tax recovery of $nil (2012 — tax recovery of $4.9 million).

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the consolidated statement of operations when the hedged transaction impacts the consolidated statement of operations, or is recognized as an adjustment to the cost of non-financial hedged items.

The available-for-sale reserve represents the revaluation of available-for-sale financial assets. Where a revalued financial asset is sold or impaired, the relevant portion of the reserve is recognized in the consolidated statement of operations.

22.    SHARE-BASED PAYMENTS

The total compensation costs relating to share-based payments for the year ended December 31, 2013 were $7.7 million (2012 — $26.3 million) and is comprised of the following:

For the years ended December 31,	2013	2012
Equity-settled plans	$17,819	$14,090
Cash-settled plans	(10,137)	12,203
Total expense recognized as compensation expense	$7,682	$26,293

As at December 31,	2013	2012
Total carrying amount of liabilities for cash-settled arrangements (Note 16)	$23,665	35,219

(a)	Stock Options

The Company's Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (2012 - 24.9 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan vest immediately and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

A summary of the stock options granted to acquire common shares under the Company's Share Incentive Plan as at the period end and the changes thereof during the period are as follows:

	2013		2012
	Number of options (000’s)	Weighted average exercise price (Cdn$)	Number of options (000’s)	Weighted average exercise price (Cdn$)
Outstanding, beginning of year	1,539	$18.53	1,532	$9.90
Exercised	(9)	11.68	(936)	10.48
Expired	(135)	16.98	(213)	20.40
Granted	1,333	9.54	1,156	23.79
Outstanding, end of year	2,728	$13.64	1,539	$18.53
Exercisable, end of year	1,839	$15.47	1,539	$18.53

The fair value of options granted during the year ended December 31, 2013, had a fair value of $2.37 at the grant date which has been estimated using the Black-Scholes option pricing model using the following assumptions:

2013
Dividend yield	0.03
Expected volatility (i)	45.48%
Risk-free interest rate	0.98% to 1.16%
Expected life	1 to 3 years
Forfeitures	10%
(i) The expected volatility is based on the historical volatility of the Company's shares.

The weighted average share price at date of exercise for the year ended December 31, 2013 was $9.84 (December 30, 2012 - $18.68).

Stock options outstanding and exercisable as at December 31, 2013 are as follows:

	Outstanding		Exercisable
Exercise price	Quantity	Weighted average remaining contractual life	Quantity	Weighted average remaining contractual life
(Cdn$)	(000’s)	(Years)	(000’s)	(Years)
$0.01-$7.99	25	0.90	25	0.90
$9.00-$12.99	1,910	4.97	1,910	4.97
$17.00-$19.99	271	0.64	271	0.64
$23.00-$26.99	521	1.28	521	1.28
Total	2,727	3.80	2,727	2.27

(b)	Deferred Share Units (“DSU”)

DSU are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an “eligible director”), and the Chairman or Chief Executive Officer (an “eligible officer”) of the Company. The number of DSU granted to each eligible director on each DSU issue-date has the value equal to at least one half of the director's remuneration payable in the current quarter. The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSU as a discretionary payment in consideration of past services to the Company. Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date. The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.

Number of DSU (000's)	2013	2012
Outstanding and exercisable, beginning of year	2,029	1,494
Granted	631	535
Canceled	(26)	—
Outstanding and exercisable, end of year	2,634	2,029

The value of the DSU as at December 31, 2013 was $23.7 million (2012 — $35.2 million). In the year ended December 31, 2013, the Company recorded mark-to-market gain of $17.1 million (2012 — loss of $3.4 million) which is included in other operating expenses. Expenses of $10.1 million (2012 - $8.8 million) were recognized for DSU granted during the year.

(c)	Restricted Share Units (“RSU”)

RSU are granted to eligible employees and eligible contractors in order to secure for the Company the benefits inherent in the ownership of Company shares' by those eligible participants. From time to time, the Board, or as it delegates, determines the participants to whom RSU shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company. A RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award. Fair value of RSU is based on the market price on the day that the RSU is granted.

Number of RSU (000's)	2013	2012
Outstanding, beginning of year	2,283	1,965
Granted	992	1,263
Vested and converted to common shares	(1,072)	(861)
Forfeited	(11)	(84)
Outstanding, end of year	2,192	2,283

In the year ended December 31, 2013, the Company credited $15.2 million (2012 — $9.9 million) to share capital in respect of RSU that vested during the year and granted 991,982 RSU (2012 — 1,263,492 RSU) with a weighted average grant date fair value of Cdn$11.06 (2012 — Cdn$16.42). The expense for the year ended December 31, 2013 of $16.7 million (2012 — $14.1 million) is included in general and administrative expenses.  The fair value of RSU as at December 31, 2013 was $10.9 million (2012 — $20.7 million).

23.    NON-CONTROLLING INTEREST

The Company holds a 56.7% interest in Agua De La Falda (“ADLF”) project along with Corporación Nacional del Cobre de Chile (“Codelco”). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in northern Chile.

As at December 31,	2013	2012
Agua De La Falda S.A.	$18,696	$46,800

In early October of 2013, after the spot price for gold returned to the $1,350 per ounce level, it started a continuous decline during the fourth quarter and dipped below $1,200 per ounce by late December. During the fourth quarter, the Company performed its impairment test updating its life of mine after-tax cash flow projects for updated reasonable estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, recent operating and exploration results, exploration potential, future operating costs, capital expenditures, inflation and long-term foreign exchange rates.  The fair values in the impairment assessment in the fourth quarter were calculated assuming long-term prices of $1,300 per ounce of gold (2012 - $1,375 per ounce of gold). The Company examined future cash flows, the intrinsic value of value beyond proven and probable mineral reserves, value of land holdings, as well as other factors, which are determinants of commercial viability of each and every mining property in its portfolio, and concluded that an impairment charge of $110.0 million ($88.0 million, net of taxes) against the carrying amount of Jeronimo was appropriate. The non-controlling interest's share of impairment charge was $35.1 million ($28.1 million, net of taxes).

24.     COST OF SALES EXCLUDING DEPLETION, DEPRECIATION AND AMORTIZATION

For the years ended December 31,	2013	2012
Contractors and services	$287,855	$266,575
Employee compensation and benefits expenses (Note 25)	237,512	211,230
Repairs and maintenance	95,934	95,878
Royalties	5,587	8,006
Power	65,998	71,042
Consumables	257,287	220,417
Other	(453)	4,184
Change in inventories, ore stockpiles, material and supplies	(52,351)	(26,432)
Impact of foreign currency derivatives contracts (Note 28(a))	3,420	(19,146)
Cost of sales excluding depletion, depreciation and amortization	$900,789	$831,754

25.     EMPLOYEE COMPENSATION AND BENEFIT EXPENSES

For the years ended December 31,	2013	2012
Wages and salaries	$253,671	$239,869
Social security, pension and government-mandated programs (a)	129,802	141,614
Other benefits (b)	17,734	36,762
Total Employee compensation and benefits expenses	401,207	418,245
Less: Expensed within General and Administrative expenses	(87,433)	(115,550)
Less: Expensed within Exploration and evaluation expenses	(26,157)	(32,496)
Less: Capitalized to Property, Plant and Equipment	(50,104)	(58,969)
Employee compensation and benefit expenses included in Cost of sales (Note 24)	$237,513	$211,230

(a)
Included in this item are defined contribution pension plans for all full-time qualifying employees of the Company. Contributions by the Company are based on a contribution percentage using the annual salary as the base and are made on a quarterly basis or as otherwise determined by the Company. The assets of the plans are held separately from those of the Company and are managed by independent plan administrators. The total expense recognized in the consolidated statement of operations of $10.2 million (2012 — $10.5 million) represents contributions payable to these plans by the Company at rates specified in the rules of the plans. As at December 31, 2013, contributions of $8.2 million due in respect of the 2013 reporting period (2012 — $4.4 million) had not been paid over to the plans but were paid subsequent to the end of the year.

(b)	Included in Other benefits are share-based payment transactions as discussed in Note 22.

26.    FINANCE INCOME AND EXPENSE

For the years ended December 31,	2013	2012
Interest income	$1,648	$3,708
Unrealized gain on derivatives	—	371
Realized gain on derivatives	—	—
Net foreign exchange gain	23,438	—
Finance income	$25,086	$4,079

Unwinding of discounts on provisions	$(12,971)	$(8,602)
Net foreign exchange loss	—	(25,870)
Realized loss on interest rate swaps	—	(1,350)
Realized loss on derivatives	—	(20)
Interest expense on long-term debt	(1,999)	(7,921)
Bank, financing fees and other	(16,413)	(13,855)
Finance expense	$(31,383)	$(57,618)
Net finance expense	$(6,297)	$(53,539)

The above finance income and finance expense include the following interest income and expense in respect of assets and liabilities not recorded at fair value:

For the years ended December 31,	2013	2012
Total interest income on financial assets	$1,648	$3,708
Total interest expense on financial liabilities	$(31,383)	$(56,248)

27.    CAPITAL MANAGEMENT

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its long-term debt are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders’ equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets. The Company has not made any changes to its policies and processes for managing capital during the year.

The externally imposed financial covenants on the revolving facility (Note 18) continue to be as follows:

(a)	Tangible net worth of at least $2.3 billion.

(b)	Maximum net total debt (debt less cash) to tangible net worth of 0.75.

(c)	Leverage ratio (net total debt/EBITDA) to be less than or equal to 3.5:1.

Not meeting these capital requirements could result in a condition of default by the Company. As at December 31, 2013, the Company has met all of the externally imposed financial covenants.

28.    FINANCIAL INSTRUMENTS

(a)	Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, investments, trade and other payables, long-term debt and derivative assets (liabilities). The carrying values of cash and cash equivalents, trade and other receivables, advances and deposits, trade and other payables approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales are fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end.
There were no material differences between the carrying value and fair value of non-current assets and liabilities. The long-term debt has a carrying value of $1.2 billion (2012 — $765.9 million), which is comprised of a revolving facility and senior debt notes with fair values of $140.3 million and $1,049.5 million, respectively (2012 — $nil and $783.0 million). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company's own credit risk. Fair values of available-for-sale securities were calculated based on current and available market information.

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at December 31, 2013, there were no embedded derivatives requiring separate accounting other than concentrate sales.
The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk.

Fair Value Measurements at December 31, 2013	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 13(a))	$9,122	$—	$—	$9,122
Derivative related assets (Note 9)	—	51	—	51
	$9,122	51	$—	$9,173
Liabilities:
Derivative related liabilities (Note 16)	$—	$64,060	$—	$64,060
	$—	$64,060	$—	$64,060

Fair Value Measurements at December 31, 2012	Level 1 Input	Level 2 Input	Level 3 Input	Aggregate Fair Value
Assets:
Available-for-sale securities (Note 13(a))	$20,480	$—	$—	$20,480
Derivative related assets (Note 9)	—	4,581	—	4,581
	$20,480	4,581	$—	$25,061
Liabilities:
Derivative related liabilities (Note 16)	$—	$27,284	$—	$27,284
	$—	$27,284	$—	$27,284

Valuation Techniques
Available-for-Sale Securities
The fair value of publicly traded available-for-sale securities is determined based on a market approach reflecting the bid price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted.

Gold Sales Contracts and Metal Concentrate Sales Contracts
Gold sales are made at market observable spot prices. Metal concentrate sales are based on market prices of measurement dates, which are two or three months after shipment depending on the terms of the off-take agreements. The sales are measured initially and then adjusted monthly on the basis of prices quoted on the London Metal Exchange until measurement date. Therefore, metal concentrate sales would be classified within Level 2 of the fair value hierarchy. The Company continues to monitor and, as warranted, adjust for credit risk based upon the credit default swap spread for each of the counterparties.

Fair value of derivatives
The following table summarizes the fair value of derivative related assets:

As at December 31,	2013	2012
Currency contracts
Forward contracts (Note 9)	$51	$4,581
Less: Current portion	(51)	(4,516)
Non-current portion	$—	$65

The following table summarizes the fair value of components of derivative related liabilities:

As at December 31,	2013	2012
Currency contracts
Forward contracts	$64,060	$27,284
Total derivative related liabilities (Note 16)	64,060	27,284
Less: Current portion	(32,979)	(5,313)
Non-current portion	$31,081	$21,971

Additionally, included in cost of sales excluding depletion, depreciation and amortization, are realized losses in the amount of $3.4 million (2012 — $19.2 million realized gains) with respect to currency derivative contracts.

During the year, the Company entered into forward contracts to hedge against the risk of declining copper prices during the quotational period for a portion of its forecast copper concentrate sales. Included in sales are realized gains in the amount of $3.1 million (2012 — $0.03 million realized gains) in respect of commodity derivative contracts.

The hedging reserve net balance as at December 31, 2013 is negative $66.1 million (2012 — negative $14.7 million), of that the Company estimates that approximately $33.0 million of net gains will be reclassified to earnings over the next twelve months and $31.1 million after twelve months. The total cash flow currency hedge losses in OCI (Note 21) for the year ended December 31, 2013 is $51.4 million (2012 — loss $14.9 million).

The net financial position of the forward exchange contracts by currency are as follows:

As at December 31,	2013	2012
Forward exchange contracts
US$ to Brazilian Reais
Not later than one year	$(32,928)	$(975)
Later than one year but not more than five years	$(31,020)	$(21,518)
US$ to Mexican Peso
Not later than one year	$—	$178
Later than one year but not more than five years	$(61)	$(388)

(b)	Currency Risk

The Company’s sales are predominantly denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

The following table summarizes the details of the currency hedging program as at December 31, 2013:

(Quantities in thousands)

	Brazilian Real				Mexican Peso
Year of Settlement	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at December 31, 2013	Year of Settlement	Mexican Peso Notional Amount	Contract Fixed Rate	Market rate as at December 31, 2013
2014	483,360	2.0677	2.3621	2014	156,000	13.3200	13.037
2015	519,048	2.2828	2.3621	2015	65,000	13.3200	13.037
	1,002,408	2.1738	2.3621		221,000	13.3200	13.037

The following table outlines the Company's exposure to currency risk and the pre-tax effects on profit or loss and equity at the end of the reporting period of a 10% change in the foreign currency for the foreign currency denominated monetary items. The sensitivity analysis includes cash and cash equivalents and trade payables.  A positive number below indicates an increase in profit or equity where the US dollar strengthens 10% against the relevant foreign currency.  For a 10% weakening of the US dollar against the relevant foreign currency, there would be a comparable negative impact on the profit or equity.

	2013		2012
(On 10% change in United States Dollars exchange rate)	Effect on net earnings before tax	Effect on other comprehensive income, before tax	Effect on net earnings before tax	Effect on other comprehensive income, before tax
Brazilian Reais	$591	$36,845	$2,442	$60,383
Argentine Peso	$3,469	$—	$2,748	$—
Canadian Dollar	$48	$—	$963	$—
Mexican Peso	$1,254	$2,174	$1,268	$2,674
Chilean Peso	$7,634	$—	$8,727	$—

The sensitivity analyses included in the tables above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

(c)	Commodity Price Risk

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver. A decline in the market prices for these precious metals could negatively impact the Company's future operations. The Company has not hedged any of its gold sales.

As the December 31, 2013, the Company's exposure to commodity price is limited to the trade receivables associated with provisional pricing of metal concentrate sales particularly copper.  A 10% change in the price of copper has a $5.2 million before tax effect on profit or loss.

(d)	Interest Rate Risk

As at December 31, 2013, the majority of the Company’s long-term debt was at fixed rates, the Company does not believe that it is exposed to significant interest rate risk.

(e)	Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash and cash equivalents, trade and other receivables, derivative related assets, restricted cash, deferred consideration receivable and long-term tax credits, credit risk is represented by the carrying amount on the balance sheet. Cash and cash equivalents are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults and overdue balances over normal credit terms are both negligible, thus the credit risk associated with trade receivables is also considered to be negligible. Long-term tax credits have negligible credit risk as they are receivable from the governmental authorities and are carried at their estimated fair value. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company does not have any assets pledged as collateral.

The Company's maximum credit exposure to credit risk is as follows:

As at December 31,	2013	2012
Cash and cash equivalents	$220,018	$349,594
Trade and other receivables	80,101	175,297
Derivative related assets	51	4,581
Deferred consideration receivable	—	10,000
Long-term tax credits	114,563	209,195
	$414,733	$748,667

(f)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cash flows and by maintaining adequate lines of credit.  In addition, the Company addresses the capital management process as described in Note 27. Contractual maturities relating to contractual commitments are included in Note 32 and relating to long-term debt is included in Note 18.

29.    INCOME TAXES

(a) Income Tax Expense

For the years ended December 31,	2013	2012
Current tax expense (recovery)
Current tax expense in respect of the current year	$161,537	$269,550
Adjustment for prior periods	(18,092)	2,951
Impact of foreign exchange	(2,534)	(7,098)
Penalties and interest	(326)	48
	$140,585	$265,451

Deferred tax expense (recovery)
Deferred tax expense recognized in the current year	$(135,056)	$80,806
Adjustment for prior periods	2,416	(15,297)
Impact of foreign exchange	71,165	42,104
	$(61,475)	$107,613
Total income tax expense	$79,110	$373,064

The following table reconciles income taxes calculated at statutory rates with the income tax expense in the consolidated statements of operations:

For the years ended December 31,	2013	2012
Earnings before income taxes	$(395,241)	$815,128
Canadian statutory tax rate (%)	26.5%	26.5%

Expected income tax (recovery) expense	(104,739)	216,009
Impact of lower (higher) foreign tax rates (i)	(12,000)	(7,770)
Impact of change in enacted tax rates (ii)	28,323	79,057
Interest and penalties	(309)	48
Permanent differences	19,983	6,161
Unused tax losses and tax offsets not recognized in deferred tax assets	89,030	37,844
Unrealized foreign exchange on intercompany debt	(483)	(2,983)
Tax effects of translation in foreign operations	69,114	21,013
True-up of tax provisions in respect of prior years	(15,676)	(11,993)
Withholding taxes	9,559	13,330
Foreign exchange	(14,012)	5,987
Mining taxes on profit	11,709	25,256
Other	(1,389)	(8,895)
Income tax expense	$79,110	$373,064

Income tax expense is represented by:
Current income tax expense	$140,585	$265,451
Deferred income tax expense	(61,475)	107,613
Net income tax expense	$79,110	$373,064

(i)	The Company operates in multiple foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate.

(ii)	In December 2013, Mexico enacted the 2014 tax reform package, increasing the tax rate from 2014 onwards, which impacted the deferred income tax recognition.

(b) Deferred Income Taxes

The following is the analysis of the deferred tax assets (liabilities) presented in the consolidated balance sheets:

As at December 31,	2013	2012
The net deferred income tax assets (liabilities) are classified as follows:
Deferred income tax assets	$121,599	$124,843
Deferred income tax liabilities	(2,024,541)	(2,072,741)
	$(1,902,942)	$(1,947,898)

For the year ended December 31, 2013	Opening balance	Recognized in profit or loss	Recognized in other comprehensive income	Recognized in equity	Closing balance
Deductible temporary differences	$7,074	$(14,079)	$—	$—	$(7,005)
Amounts related to tax losses	61,537	(7,281)	—	(105)	54,151
Financing costs	2,153	(3,187)	—	105	(929)
Decommissioning, restoration and similar liabilities	12,004	1,020		—	13,024
Derivative liability	(1,185)	7,664	(7,022)	—	(543)
Property, plant and equipment	(2,029,560)	201,275	—	—	(1,828,285)
Unrealized foreign exchange losses	(11,799)	(124,383)	—	—	(136,182)
Available-for-sale securities	11,575		—	—	11,575
Other	303	(9,051)	—	—	(8,748)
Net deferred income tax liabilities	$(1,947,898)	$51,978	$(7,022)	$—	$(1,902,942)

For the year ended December 31, 2012	Opening balance	Recognized in profit or loss	Recognized in other comprehensive income	Recognized in equity	Closing balance
Deductible temporary differences	$3,869	$3,205	$—	$—	$7,074
Amounts related to tax losses	22,250	41,057	—	(1,770)	61,537
Financing costs	383	—	—	1,770	2,153
Decommissioning, restoration and similar liabilities	5,790	6,214	—	—	12,004
Derivative liability	(2,979)	(3,115)	4,909	—	(1,185)
Property, plant and equipment	(1,635,366)	(394,194)	—	—	(2,029,560)
Unrealized foreign exchange losses	(258,301)	246,502	—	—	(11,799)
Available-for-sale securities	11,632	—	(57)	—	11,575
Other	8,659	(8,356)	—	—	303
Net deferred income tax liabilities	$(1,844,063)	$(108,687)	$4,852	$—	$(1,947,898)

A deferred tax asset in the amount of $52.9 million (2012 — $57.7 million) has been recorded based on future taxable profits related to tax planning strategies. Management understands that the tax planning strategies are prudent and feasible.

(c) Unrecognized Deductible Temporary Differences and Unused Tax Losses

Deferred tax assets have not been recognized in respect of the following items:

As at December 31, (in millions)	2013	2012
Deductible temporary differences (no expiry)	$512	$885
Tax losses	840	770
	$1,352	$1,655

Loss carry forwards at December 31, 2013 will expire as follows:

	Canada	U.S.	Brazil	Chile	Argentina	Other	Total
2014	$—	$240	$—	$—	$392	$—	$632
2015	6,947	5,089	—	—	659	—	12,695
2016	6,628	1,634	—	—	700	—	8,962
2017	—	12,383	—	—	5,460	—	17,843
2018	—	—	—	—	7,807	190	7,997
2019 and onwards	352,810	122,157	—	—	—	105,017	579,984
Unlimited	242,394	—	224,545	57,364	—	—	524,303
	$608,779	$141,503	$224,545	$57,364	$15,018	$105,207	$1,152,416

(d) Unrecognized Taxable Temporary Differences Associated with Investments and Interests in subsidiaries

As at December 31, 2013, an aggregate temporary difference of $1.6 billion (2012 — $1.6 billion) related to investments in subsidiaries was not recognized because the Company controls the reversal of the liability and it is expected that it will not reverse in the foreseeable future.

30.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)	Non-Cash Investing and Financing Transactions

For the years ended December 31,	2013	2012
Interest capitalized to assets under construction	$48,531	$30,328
Issue of common shares on vesting of RSU (Note 22)	$15,197	$9,923
Transfer of equity reserve on exercise of stock options and share purchase appreciation rights	$35	$2,387
Issue of common shares and deferred consideration on acquisition of mineral interests (Note 6)	$—	$93,888
Fair value of stock option assumed (Note 6)	$—	$3,584

(b)	Net Change in Non-Cash Operating Working Capital

For the years ended December 31,	2013	2012
Net decrease (increase) in:
Trade and other receivables	$114,018	$44,449
Inventories	(44,539)	(77,347)
Other assets	(22,824)	(6,226)
Net (decrease) increase in:
Trade payable and other payables	(75,108)	141,554
Other current liabilities	(25,660)	16,532
Movement in above related to foreign exchange	(613)	(5,851)
Net change in non-cash working capital	$(54,726)	$113,111

Change in non-cash working capital items are net of items related to Property, Plant and Equipment.

31.    OPERATING SEGMENTS

The Company’s primary format for reporting segment information is geographical segments, which are supplemented by information of individual mining operations. The Company performs its planning, decision making, cash flow management and other management activities on such segment structure and relies on a management team with its members positioned in the geographical regions where the Company’s key mining operations are located. In determining the Company’s segment structure, consideration is given to the similar operational, currency and political risks to which the mining operations within the same business and regulatory environment are exposed. Except for the Canada and Other segment, each mine within a segment derives its revenues mainly from the sales of precious metals through specific channels and processes as coordinated and managed by the corresponding regional management group.

Effective February 1, 2012, the Mercedes mine completed commissioning upon achieving sustainable levels of operations based on the Company’s qualitative and quantitative factors. At the completion of commissioning, all mining properties and assets under construction related to Mercedes were reclassified to mining property subject to depletion and land, building, plant and equipment, and its financial results were incorporated into the consolidated financial results. This event changed the composition of the Company’s reportable segments such that Mexico is now a reportable segment on its own. The Canada segment became “Canada and Other”.

Property, plant and equipment referred to below consist of land, buildings, equipment, mining properties subject to depletion and mining properties not subject to depletion which include assets under construction and exploration and evaluation costs.

As at December 31, 2013	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Property, plant and equipment	$2,516,130	$4,636,149	$2,762,127	$266,255	$80,140	$10,260,801
Goodwill and intangibles	$5,382	$15,576	$1,497	$—	$43,093	$65,548
Investment in associate	$—	$—	$117,915	$—	$—	$117,915
Non-current assets	$2,595,600	$4,702,089	$2,936,992	$266,255	$191,318	$10,692,254
Total assets	$2,924,014	$4,815,142	$3,052,501	$316,174	$302,886	$11,410,717
Total liabilities	$599,023	$1,300,652	$885,850	$67,658	$1,399,429	$4,252,612

As at December 31, 2012	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Property, plant and equipment	$2,323,658	$4,793,576	$2,849,323	$270,718	$38,796	$10,276,071
Goodwill and intangibles	$60,568	$14,413	$—	$—	$23,533	$98,514
Investment in associate	$—	$—	$219,744	$—	$—	$219,744
Non-current assets	$2,485,746	$4,824,565	$3,131,177	$270,718	$163,804	$10,876,010
Total assets	$2,882,388	$4,711,383	$3,231,213	$581,250	$393,929	$11,800,163
Total liabilities	$612,628	$1,330,384	$922,770	$36,333	$1,036,170	$3,938,285

SEGMENT OPERATING EARNINGS

For the year ended December 31, 2013	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Revenues (i)	$598,109	$—	$—	$—	$1,244,573	$1,842,682
Inter-segment revenue	104,534	796,113	145,681	198,245	(1,244,573)	—
Total segment revenue	702,643	796,113	145,681	198,245	—	1,842,682
Cost of sales excluding depletion, depreciation and amortization	(415,320)	(328,569)	(81,904)	(74,996)	—	(900,789)
Gross margin	287,323	467,544	63,777	123,249	—	941,893
Depletion, depreciation and amortization	(108,331)	(203,094)	(56,945)	(32,745)	—	(401,115)
Mine operating earnings/(loss)	$178,992	$264,450	$6,832	$90,504	$—	$540,778

Equity loss	$—	$—	$(3,905)	$—	$—	$(3,905)

Earnings/(loss) before taxes (ii)	$(36,164)	$32,148	$(267,499)	$74,823	$(198,549)	$(395,241)
Income tax (expense)/recovery	(94,660)	(29,656)	83,012	(35,245)	(2,561)	(79,110)
Net (loss)/earnings	$(130,824)	$2,492	$(184,487)	$39,578	$(201,110)	$(474,351)

Capital expenditures	$536,696	$217,572	$201,009	$51,258	$40,991	$1,047,526

(i)
Revenues are derived from sales of gold of $1.3 billion (2012 - $1.6 billion) and to a lesser extent silver of $196.1 million (2012 - $273.5 million) and copper of $357.5 million (2012 - $473.3 million).

(ii)
During the fourth quarter of 2013, the Company recognized impairment charges on mineral properties and goodwill (Notes 4, 11, 12 and 14) in Brazil totaling $230.0 million (including $55.0 goodwill), Chile $190.9 million, and Argentina $251.0 million. During the second quarter of 2013, a $10.3 million impairment charge was recognized in Mexico.

For the year ended December 31, 2012	Brazil	Chile	Argentina	Mexico	Canada and Other	Total
Revenues	$787,041	$—	$—	$—	$1,549,721	$2,336,762
Inter-segment revenue	192,830	924,295	233,576	199,020	(1,549,721)	—
Total segment revenue	979,871	924,295	233,576	199,020	—	2,336,762
Cost of sales excluding depletion, depreciation and amortization	(410,534)	(285,371)	(74,588)	(61,261)	—	(831,754)
Gross margin	569,337	638,924	158,988	137,759	—	1,505,008
Depletion, depreciation and amortization	(104,716)	(204,448)	(52,644)	(21,930)	—	(383,738)
Mine operating earnings	$464,621	$434,476	$106,344	$115,829	$—	$1,121,270

Equity earnings	$—	$—	$50,642	$—	$—	$50,642

Earnings before taxes	$384,470	$385,904	$139,429	$66,703	$(161,378)	$815,128
Income tax expense	(144,964)	(168,311)	(44,579)	(25,018)	9,808	(373,064)
Net earnings/(loss)	$239,506	$217,593	$94,850	$41,685	$(151,570)	$442,064

Capital expenditures	$636,398	$262,816	$532,408	$59,576	$46,796	$1,537,994

32.    CONTRACTUAL COMMITMENTS

Construction and Service Contracts

As at December 31,	2013	2012
Within 1 year	$577,886	$370,664
Between 1 to 3 years	390,258	323,468
Between 3 to 5 years	139,756	63,560
After 5 years	6,934	8,823
	$1,114,834	$766,515

Operating Leases

The aggregate amount of minimum lease payments under non-cancellable operating leases are as follows:

As at December 31,	2013	2012
Within 1 year	$6,103	$6,005
Between 1 to 3 years	6,997	7,358
Between 3 to 5 years	2,365	3,603
After 5 years	302	947
	$15,767	$17,913

33.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Consolidated Financial Statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. On May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to make 50% of Northern Orion’s investment in the Alumbrera acquisition, although weighted the chance of the plaintiff's 50% participation at 15%. The matter was remanded to the first instance court to determine the value. On June 12, 2013, Northern Orion filed an extraordinary recourse with the appellate court in order to bring the matter before the Supreme Court for considering the National Commercial Appeals Court’s decision to be arbitrary. The extraordinary recourse was denied by the appellate court and this decision was notified to Northern Orion on December 20, 2013. Based on this decision, Northern Orion filed an appeal directly with the Supreme Court of Argentina on February 3, 2014. Pending the decision of the Supreme Court, Northern Orion will make submissions to the first instance court to address value. The outcome of this case is uncertain and cannot be reasonably estimated.

The Company has received assessments from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the periods 2007-2010. The Company believes these debentures were issued on commercial terms permitted under applicable laws and is challenging these assessments. As such, the Company does not believe it is probable that any amounts will be paid with respect to these assessments with the Brazilian authorities and the amount and timing of any assessments cannot be reasonably estimated.

34.     RELATED PARTIES

(a)	Parent and Significant Subsidiaries

The consolidated financial statements include the financial statements of Yamana Gold Inc. (Parent) and the following significant subsidiaries:

		Equity interest
	Country of incorporation	2013	2012
Minera Meridian Ltda.	Chile	100%	100%
Minera Florida Ltda.	Chile	100%	100%
Minas Argentinas SA	Argentina	100%	100%
Minera Meridian Minerales SRLCV	Mexico	100%	100%
Jacobina Mineração e Comércio Ltda.	Brazil	100%	100%
Mineração Maracá Industria e Comércio S.A.	Brazil	100%	100%
Mineração Fazenda Brasileiro S.A.	Brazil	100%	100%

(b)	Compensation of Key Management Personnel

The Company considers key management personnel to be those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.

For the years ended December 31,	2013	2012
Salaries	$18,257	$22,110
Share-based payments (i)	19,772	19,168
Other benefits	3,668	4,123
	$41,697	$45,401

(i)Refer to Note 22 for further disclosures on share-based payments.

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